Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) – TSX; (PGH) – NYSE

PENGROWTH ENERGY TRUST REPORTS SECOND QUARTER 2010 RESULTS

CALGARY, Alberta – August 4, 2010 – Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to report Pengrowth’s unaudited operating and financial results for the quarter ended June 30, 2010. All figures are in Canadian dollars unless otherwise stated.

Pengrowth’s unaudited consolidated financial statements for the quarter ended June 30, 2010 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Operational Highlights

•

On July 12, 2010, subsequent to quarter end, Pengrowth and Monterey Exploration Ltd. announced they have entered into an arrangement to which Pengrowth will acquire all issued and outstanding common shares of Monterey not already owned by Pengrowth. The transaction is expected to close in mid-September. The transaction provides Pengrowth with significant exposure to the Montney gas play, one of the most economic unconventional gas plays in North America.

•	Despite an extremely wet quarter, daily production averaged 75,517 barrels of oil equivalent (boe) per day, which was essentially flat to the first quarter at 75,627 boe per day.

•

The second quarter operating expenses were $12.55 per boe, a decrease of seven percent when compared to first quarter operating expenses of $13.50 per boe. Operating expenses were positively impacted by lower subsurface repair costs and positive prior and current period adjustments. Full year operating expense guidance has been revised downward from $14.40 per boe to $14.05 per boe.

•	The poor weather in the second quarter limited Pengrowth’s drilling to 15 gross (8.3 net) wells; nine were cased for production and six are to be used as CO2 injection wells.

•

The 2010 capital program guidance has been increased by $65 million to $350 million. The majority of the increase will be directed to drilling and related facility construction in the Monterey Groundbirch area.

•

Pengrowth’s operational teams continued to unearth unconventional opportunities on our land base with multiple new concepts tested in the Swan Hills trend during the quarter and drilling activity underway in the Cardium and Viking plays in the Garrington area.

Financial Highlights

•

During the quarter, Pengrowth continued to live within cash flow. Cash flow before working capital changes exceeded the sum of capital expenditures and distributions by $57 million. The excess cash flow is earmarked for Pengrowth’s expanded drilling and completions program in the second half of the year.

•

In May, Pengrowth closed a U.S. $187 million offering of private placement notes in the United States. The notes were issued following the April maturity of U.S. $150 million of private placement debt.

•	At the end of the second quarter, Pengrowth had no short term debt and $1.2 billion available on its committed bank facility.

•

During the second quarter, Pengrowth finalized the legal aspects of its corporate conversion. Pengrowth intends to convert to a dividend paying corporation on or before January 1, 2011. With the availability of $2.7 billion of tax pools, the conversion will not result in corporate taxes that would reduce the amount available for distribution following conversion.

“The second quarter saw our teams continue to execute on our dual prong strategy of unearthing unconventional oil and gas resource plays on our own lands as well as continuing to evaluate acquisition opportunities that provide us with predictable and repeatable places to put the drill bit to work to create value for our unitholders” said Derek Evans Pengrowth’s President and Chief Executive Officer. “I am delighted to report that we are making excellent progress on both fronts. The Monterey acquisition and our internal development work on the Cardium and Viking in Garrington and the Beaverhill Lake formation in the Swan Hills area are excellent examples of the progress we are making.”

Summary of Financial and Operating Results

	Three Months ended June 30			Six Months ended June 30
(monetary amounts in thousands, except per unit amounts)	2010	2009	% Change	2010	2009		% Change
STATEMENT OF INCOME (LOSS)
Oil and gas sales	$336,957	$335,634	–	$695,088	$658,607		6
Net (loss) income	$(6,128)	$10,272	(160)	$102,688	$(43,960)		334

Net (loss) income per trust unit	$(0.02)	$0.04	(150)	$0.35	$(0.17)		306
CASH FLOW
Cash flow from operating activities	$161,550	$144,116	12	$308,286	$238,502		29
Cash flow from operating activities per trust unit	$0.56	$0.56	–	$1.06	$0.93		14
Capital expenditures	$51,655	$44,129	17	$115,291	$117,189		(2)
Capital expenditures per trust unit	$0.18	$0.17	6	$0.40	$0.46		(13)
Distributions declared	$61,175	$77,526	(21)	$122,212	$154,738		(21)
Distributions declared per trust unit	$0.21	$0.30	(30)	$0.42	$0.60		(30)
Ratio of distributions declared over cash flow from operating activities	38%	54%	(30)	40%	65%		(38)
Weighted average number of trust units outstanding (000’s)	291,055	257,971	13	290,623	257,352		13

BALANCE SHEET
Working capital excess (deficiency)				$12,648	$(191,223	) (1)	(107)
Property, plant and equipment				$3,588,373	$4,068,356		(12)
Long term debt				$1,050,142	$1,388,158		(24)
Trust unitholders’ equity				$2,792,078	$2,487,501		12
Trust unitholders’ equity per trust unit				$9.59	$9.63		—

Currency (U.S.$/Cdn$) (closing rate at period end)				$0.9393	$0.8598

Number of trust units outstanding at period end (000’s)				291,292	258,419		13

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,858	23,078	(5)	22,127	23,250		(5)
Heavy oil (bbls)	6,791	7,822	(13)	6,951	7,748		(10)
Natural gas (mcf)	220,856	247,604	(11)	220,748	241,949		(9)
Natural gas liquids (bbls)	10,058	10,004	1	9,702	9,910		(2)
Total production (boe)	75,517	82,171	(8)	75,572	81,233		(7)

TOTAL PRODUCTION (mboe)	6,872	7,478	(8)	13,678	14,703		(7)

PRODUCTION PROFILE
Crude oil	29%	28%		29%	29%
Heavy oil	9%	10%		9%	10%
Natural gas	49%	50%		49%	50%
Natural gas liquids	13%	12%		13%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$73.84	$73.26	1	$75.61	$69.68		9
Heavy oil (per bbl)	$56.49	$55.47	2	$61.29	$45.05		36
Natural gas (per mcf)	$4.86	$4.78	2	$5.24	$5.37		(2)
Natural gas liquids (per bbl)	$60.70	$36.68	65	$58.72	$36.16		62
Average realized price per boe	$48.75	$44.74	9	$50.61	$44.66		13

(1)	Includes $174.1 million current portion of long term debt.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION

Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Advisory Regarding Reserves and Production Information

Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to; available credit facilities; the amount and timing of cash flows and distributions to unitholders; development activities; the closing of the Monterey Exploration Ltd. acquisition and the timing thereof; tax pools; Pengrowth’s business model and the goals thereof; and Pengrowth’s future structure including its currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes.

Forward-looking statements and information contained in this press release are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws (including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; Pengrowth’s ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under “Risk Factors” in Pengrowth’s most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at http://www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at http://www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and

Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.